April 30, 2014

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:    Comment Letter Dated April 24, 2014 (received via e-mail)
International Speedway Corporation
Form 10-K for the fiscal year ended November 30, 2013
Filed January 28, 2014
Form 10-Q for the Quarter Ended February 28, 2014
Filed April 9, 2014
File No. 000-02384

Ladies and Gentlemen:
We have received and reviewed the referenced comment letter. We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
Our response to the Staff's comment and request for supplemental information are contained below and keyed to the numbered comment in the comment letter.
In the following response, except where indicated otherwise, the terms “we,” “our,” “Company,” and “ISC” shall mean International Speedway Corporation and its consolidated subsidiaries.
Response to Comment and Request for Supplemental Information.
Form 10-Q for the Quarter Ended February 28, 2014
Notes to the Financial Statements
Note 4. Equity and Other Investments, page 9

1.
We note your disclosure that on January 31, 2014, SMI abandoned its interest and rights in Motorsports Authentics, a joint venture in which you each held a 50% interest prior to this date, consequently bringing the Company’s ownership to 100%. Please explain to us how you were able to conclude that SMI “abandoned” its interest as of this date. As part of your response, please tell us why you believe that you have 100% ownership interest in this entity as of January 31, 2014.

Company Response: By letter dated January 31, 2014, SMI informed Americrown Service Corporation (Americrown), a wholly-owned subsidiary of ISC, that it was abandoning all of its interest and rights in SMISC, LLC, the parent holding company for Motorsports Authentics, and withdrawing as a member of SMISC, LLC for no remuneration, effective as of January 31, 2014. Also, contemporaneously with their abandonment, SMI presented an assignment agreement whereby, SMI transferred, conveyed and assigned to Americrown, all of SMI’s rights, title and interest in and to SMISC, LLC. Americrown acknowledged SMI’s abandonment by counter-signing the letter and assignment agreement and returning them to SMI.
We believe SMI’s letter and assignment of their interest was effective under the prevailing state law to abandon its interest in SMISC, LLC and was completed in accordance with the terms of the joint venture operating agreement. As a result of the above, we believe that ISC, through its wholly-owned subsidiary Americrown, had a 100% ownership interest in SMISC, LLC as of January 31, 2014. In addition, we note for Staff that SMI’s most recent Form 10-K contains disclosure describing SMI’s abandonment of its interest in SMISC, LLC.
Conclusion
We have attempted to respond fully and completely to your comment and request for supplemental information. If you have any questions concerning our response, please contact us.
Sincerely,
/s/ Daniel W. Houser
Daniel W. Houser
Senior Vice President, Chief Financial Officer
and Treasurer